As filed with the Securities and Exchange Commission on June 28, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

For the transition period from                                  to

Commission file number: 1-9044

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE 401(k) PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION

600 East 96th Street, SUITE 100

INDIANAPOLIS, INDIANA 46240

DUKE 401(k) PLAN

Financial Statements with Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

DUKE 401(k) PLAN

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	1

Report of Independent Registered Public Accounting Firm

The Associate Benefits Committee
Duke 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Duke 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Duke 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Indianapolis, Indiana
June 2, 2004

DUKE 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets held by Trustee:
Investments, at fair value:
Money market funds	$2,348,765	1,847,720
Collective trust	3,617,337	3,252,149
Mutual funds	24,003,374	14,182,572
Common stock	19,416,135	17,243,200
U.S. Treasury Notes	14,001	—
Loans to participants	741,139	686,235

Contributions receivable:
Participant	82	83,738
Employer	439,043	101,072
Net assets available for plan benefits	$50,579,876	37,396,686

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Contributions:
Participants’ salary deferral	$3,868,010	3,635,820
Employer matching of salary deferral	1,661,123	1,496,308
Employer discretionary contribution	314,128	226,147
Participants’ rollover	174,567	271,210
Qualified non-elective contribution	15,752	—
	6,033,580	5,629,485
Investment income:
Net appreciation (depreciation) in fair value of investments	8,641,691	(2,820,671)
Interest and dividends	1,589,668	1,476,199
	10,231,359	(1,344,472)
Total additions	16,264,939	4,285,013
Deductions from net assets attributed to:
Benefits paid to participants	3,079,749	1,948,268
Administrative fees	2,000	1,500
Total deductions	3,081,749	1,949,768

Net increase	13,183,190	2,335,245

Net assets available for plan benefits:
Beginning of year	37,396,686	35,061,441
End of year	$50,579,876	37,396,686

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)                     Description of Plan

The following description of the Duke 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)       General

The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 21 years or older and have met the service requirement as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)       Contributions

Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percent that may be contributed, not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers nine mutual funds, a collective trust, common stock of the Employer, a money market fund, and a self-directed fund, which allows participants to direct their contributions into investments of their choice. The Employer matches participant contributions annually up to 3% of total compensation. The Employer matching contribution is limited to a participant’s first $200,000 of compensation, and the contribution is invested in the common stock of the Employer. Effective in 2002, participants are able to move all Employer contributions to an investment option of their choice. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer.

(c)        Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer matching contribution, allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)       Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59½, by death, or by total or permanent disability are automatically considered fully vested.

(e)        Benefits

Upon termination of service or retirement, a participant’s vested account balance is to be distributed in a lump-sum payment within 90 days of written request.

(f)        Forfeitures

Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2003 and 2002, Employer contributions were reduced by $36,081 and $138,000, respectively, from forfeited non-vested accounts. As of December 31, 2003, there is $22,659 of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)                     Summary of Significant Accounting Policies

(a)       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)       Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.

(c)        Investment Valuation

Mutual fund and common stock investments are stated at fair market value as determined by quoted market prices. The money market funds, collective trust investments, and U.S. Treasury Notes are stated at fair market value as reported by the trustee. Loans to participants are stated at the loaned amount, net of repayments, which approximates fair value because the interest rates charged approximate current market rates. Purchases and sales of securities are recorded on a trade-date basis.

(d)       Administrative Expenses

Trustee fees and other expenses, except fees charged for participants who have a self-direct brokerage account, are paid directly by the Employer.

(e)        Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 20, 2001 related to the amendments adopted by the Plan effective prior to the date thereof.  The Plan has been amended subsequent to this date; however, the Employer believes the Plan, as amended, is currently being operated in compliance with applicable requirements of the Internal Revenue Code and is exempt from income taxes.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)                     Investments

The following table represents the fair value of individual investments, which exceed five percent of the Plan’s net assets available for plan benefits as of December 31:

	2003	2002
Putnam S & P 500	$3,617,337	3,252,149
Europacific Growth Fund	3,092,714	N/A
Growth Fund of America	4,064,657	1,380,503
Ariel Appreciation Fund	4,059,862	2,984,899
The George Putnam Fund of Boston	3,471,625	3,180,390
Putnam International Growth Fund	N/A	2,021,026
Duke Realty Corporation Common Stock	18,576,239	16,618,150

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Collective trusts	$895,455	(851,087)
Common stock	3,867,648	397,032
Mutual funds	3,864,689	(2,366,616)
U.S. Treasury Notes	13,899	—
	$8,641,691	(2,820,671)

(5)                     Non-participant Directed Investments

The Plan was amended effective March 1, 2002, to allow participants to transfer all or any part of their non-participant directed investments to participant-directed investments.

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

December 31,
	2003	2002
Net assets:
Common stock	$—	—
Contributions receivable	—	—
	$—	—

	Year ended December 31,
	2003	2002
Changes in net assets:
Contributions	$—	330,054
Dividends	—	234,967
Net depreciation in fair value	—	(274,059)
Loan repayments	—	656
Benefits paid to participants	—	(94,523)
Administrative fees	—	(333)
Transfers to participant-directed investments	—	(12,796,464)
	$—	(12,599,702)

(6)                     Loans

Participant loans are limited to the lesser of $50,000 or 50% of the participant’s contributed account balance. Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the commercial lending rates.

(7)                     Benefits Payable

At December 31, 2003 and 2002, net assets available for benefits included $200,134 and $129,325, respectively, for benefit distributions to participants who had made request for withdrawals from the Plan prior to the end of the Plan year.

(8)                     Party-in-interest Transactions

The following investment funds are sponsored by Putnam Investments, the Trustee:  SDB Money Market, Putnam Money Market Fund, Putnam S&P 500, The George Putnam Fund of Boston, The Putnam Fund for Growth and Income, Putnam Global Governmental Income Trust, and Putnam U.S. Government Income Trust. Participant loans are made with individual participants of the Plan and investments are made in the common stock of the Employer. Therefore, these transactions are considered to be party-in-interest transactions.

(9)                     Concentrations

Approximately 37% of net assets available for plan benefits are invested in the Employer’s common stock.

Schedule 1

DUKE 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Party-in- interest	Identity	Description of investment	Current value
	Money market funds:
*	SDB	SDB Money Market Fund	$446,127
*	Putnam	Putnam Money Market Fund	1,902,638
			$2,348,765
	Collective trust:
*	Putnam	Putnam S & P 500	$3,617,337

	Mutual funds:
	American	Europacific Growth Fund	$3,092,714
	Loomis Sayles	Loomis Sayles Small Cap Value Fund	1,737,739
	American	Growth Fund of America	4,064,657
	Ariel	Ariel Appreciation Fund	4,059,862
	Calamos	Calamos Growth Fund	1,690,483
*	Putnam	The George Putnam Fund of Boston	3,471,625
*	Putnam	The Putnam Fund for Growth and Income	2,502,074
*	Putnam	Putnam Global Governmental Income Trust	1,182,074
*	Putnam	Putnam U.S. Government Income Trust	1,923,650
			$23,724,878
	Common stock:
*	Duke Realty Corporation	Common stock	$18,576,239

	Participant Directed Brokerage
	Account		$1,132,393

	Loans to participants:
*	N/A	Participant loans at interest rates ranging from 5% to 10.5%	$741,139

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE 401(k) PLAN

Date:	June 28, 2004	/s/ Denise K. Dank
Denise K. Dank
Chairman, Associate Benefits Committee